FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2006
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 west Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

10/06	March 27, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
MANUFACTURING INSPECTION REPORT
Vancouver, BC (March 27, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce that it has received the results of an inspection of its manufacturing plant in China.
This inspection was performed by an independent research organization at the request of our co-development partner, Laboratorios del Dr. Esteve S.A., to ensure that the facilities met GMP (Good Manufacturing Practices) requirements.
The report concluded that Nanning Maple Leaf Pharmaceuticals (“NMLP”), a 97%-owned subsidiary of the Company, is physically and organizationally of a high quality standard and was found to conform to GMP codes. Furthermore, any deficiencies observed at NMLP were determined to be minor and not likely to compromise the purity of the API (Active Pharmaceutical Ingredient) produced, or its safety and efficacy in clinical use.
In anticipation of future late-stage trials and commercialization of the Company’s products, the report made several recommendations.
“The report confirmed that NMLP is an acceptable supplier of TTX products for clinical trials up to Phase II. To ensure quality throughout the production chain and strict regulatory compliance, the Company will implement the recommendations of the report in the near future,” said Dr. Edge Wang, Chief Executive Officer of the Company.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 2100 – 1040 West Georgia Street
Vancouver, BC Canada V6E 4H1
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

07/06	March 5, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
TECTIN™ PHASE IIB/III INTERIM ANALYSIS
Vancouver, BC (March 5, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced the recommendation of the Data Monitoring Committee (“DMC”) following an interim analysis of its Canadian Phase IIb/III clinical trial of Tetrodotoxin (Tectin™), an investigational drug for the management of cancer-related pain.
The trial is a multi-center, double-blind, randomized, placebo-controlled, parallel designed trial to assess the efficacy and safety of Tectin™ for inadequately controlled, moderate to severe cancer-related pain. The interim analysis was performed after 73 patients (half the projected total patient sample size) were enrolled and completed the study. The primary objective of the DMC was to evaluate the unblended results on the primary efficacy outcome, review the safety data and make recommendation to the trial sponsor regarding continuation or early termination of the study based on a conditional power approach. The DMC did not have any serious concern about the safety profile of Tectin™. The results of the primary efficacy outcomes demonstrated unfavourable results leading to the recommendation to terminate the current Phase IIb/III trial.
The Company will thus halt the future enrolment of patients at all the study sites of the current Phase IIb/III trial and proceed to a detailed analysis of the results with the objective to identify a subset of patients who could potentially benefit from the drug. Results of this analysis will also serve to adjust the Tectin™ development plan whereby the cancer-related pain strategy could be modified as well as other types of pain could become new targets for future trials.
“We are obviously disappointed by the recommendation following this interim analysis but will evaluate further the study data to increase our knowledge on the pharmacology of Tectin™ and identify new opportunities.” said Dr Jean Bourgouin, Chief Medical Officer of the Company.
“The unexpected recommendation following the interim analysis of Tectin™ Phase IIb/III study is a temporary setback for the company. However, I remain confident that we have the right product platform for a pain therapeutic that addresses a significant unmet medical need and that targets a key segment of the large pain market. A full review of the data, supported by clear scientific rationale, will help us in the design of clinical protocols for planned future studies, including a planned study under a US IND.” said Dr Edge Wang, Chief Executive Officer of the Company. “I believe that our European partner will also benefit from the interim results in the design of our European trials.”
The Company will further control its spending by reducing its workforce and taking additional measures to extend the financial resources to allow the continued development of the Company’s lead product candidate Tectin™.

About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 2100 – 1040 West Georgia Street
Vancouver, BC Canada V6E 4H1
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

08/06	March 8, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
DR. EUAN TAYLOR STEPS DOWN
Vancouver, BC (March 8, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced that as part of a restructuring Dr. Euan Taylor has stepped down from his position as V.P. Intellectual Property and will assume the role of Director, Intellectual Property.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)
In accordance with section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Special Meeting of Shareholders of WEX Pharmaceuticals Inc. (the “Corporation”) held on January 26, 2006 in Vancouver, British Columbia (the “Meeting”).
1.	Removal of Directors and appointment of replacement directors

A resolution removing Frank (Hay Kong) Shum, Donna Shum and Kenneth Li as directors and appointing Benjamin Chin, Pierre Cantin and Arlyn Miller as replacement directors

According to proxies received and voted by ballot, the results are as follows:

Votes for	Votes Against

15,480,936	7,876,581
66.3%	33.7%
2.	Approval of Royalty Trust

A resolution approving the Royalty Trust Agreement

According to proxies received and voted by ballot, the results are as follows:

Votes for	Votes Against

7,713,541	13,230,515
36.8%	63.2%
For additional information, please see the Corporation’s management information circular dated December 20, 2005 filed in connection with the Meeting.
DATED at Vancouver, BC, as of January 26, 2006.

WEX PHARMACEUTICALS INC.
“Edge Wang”
President & CEO

WEX PHARMACEUTICALS INC.
Suite 2100 – 1040 West Georgia Street
Vancouver, BC Canada V6E 4H1
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

09/06	March 17, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
CORPORATE RESTRUCTURING
Vancouver, BC (March 17, 2006) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced that it is reducing its workforce in North America by more than 50% for an expected cost saving of approximately $1,000,000 per year in direct salaries and related costs. The Company will also be taking additional measures to extend its financial resources to allow for the continued development of its lead product candidate Tectin™.
Dr. Jean Bourgouin, Executive Vice President/Chief Medical Officer, will leave his position with the Company.  Dr. Bourgouin will remain with the Company as a member of the Scientific Advisory Board and has agreed to provide future services to the Company on a consulting basis.
“We have to significantly reduce the size of our workforce in order to focus sufficient financial resources on the continued development of Tectin™,” said Dr. Edge Wang. “It is extremely difficult to lay off so many talented and dedicated colleagues. However, we are determined to overcome the recent setback in our clinical development to achieve our fundamental corporate goal of bringing Tectin™ to patients as a promising new therapeutic for pain management.”
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer